Exhibit 99.1

NERVGEN PHARMA CORP.

NOTICE OF CHANGE OF AUDITOR
(National Instrument 51-102 – Continuous Disclosure Obligations)

TO:	Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Autorité des marchés financiers
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Service Newfoundland and Labrador
Office of Superintendent of Securities, Government of Prince Edward Island
Office of Superintendent of Securities, Northwest Territories
Office of the Yukon Superintendent of Securities
Nunavut Securities Office

AND TO:	KPMG LLP (US) (“KPMG US”)
KPMG LLP (Canada) (“KPMG Canada”)

RE:	Notice Regarding Change of Auditor Pursuant to Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

NervGen Pharma Corp. (the “Company”) hereby gives notice pursuant to section 4.11 of NI 51-102 as follows:

1.	Effective September 15, 2026 (the “Effective Date”), KPMG Canada has resigned as auditor of the Company at the request of the Company.

2.	KPMG US has been appointed as auditor of the Company to fill the vacancy, to hold office commencing on the Effective Date until the close of the next annual meeting of shareholders of the Company.

3.	The resignation of KPMG Canada and appointment of KPMG US were considered and approved by the Company's audit committee and board of directors.

4.	There have been no modified opinions in the reports from KPMG Canada on the Company’s financial statements for the period commencing at the beginning of the Company’s two most recently completed financial years and ending on the Effective Date.

5.	In the opinion of the Company, as at the date hereof, there have been no reportable events (as defined in NI 51-102) in connection with the audits for the period commencing at the beginning of the Company’s two most recently completed financial years and ending on the Effective Date.

DATED this 15th day of September, 2026.

NERVGEN PHARMA CORP.

By:	/s/Keith Vendola
	Name:	Keith Vendola
	Title:	Chief Financial Officer

[Signature Page to Notice of Change of Auditor]